Gilat to Acquire Comtech’s Satellite & Space

Communications Segment1 Creating a Leading Provider of

Advanced Defense and Satellite Communications Solutions

Transformative acquisition for $157.5 million creates a company exceeding $700 million in projected annual revenue, positioned to capitalize on accelerating global demand for mission-critical defense,

satellite, space, and resilient communications solutions

Transaction is expected to be fully funded from Gilat’s existing cash resources, supported by its strong balance sheet, which included net cash of approximately $170 million as of the end of Q1 2026

•	Accelerates Gilat’s transformation into a leading provider of mission-critical defense and satellite communications solutions, creating a scaled organization in the rapidly evolving satellite ground infrastructure market and more than doubling Gilat Defense revenues

•	Significantly expands Gilat’s U.S. presence, engineering capabilities and manufacturing footprint, reinforcing its commitment to supporting U.S. and allied defense customers and mission-critical programs

•	Broadens Gilat Defense advanced communications technology portfolio, adding complementary capabilities in RF technologies, space electronics, and over-the-horizon Troposcatter Beyond Line-of-Sight (BLOS) communications

1 Acquired segment excludes mainly the Cyber and Services business line.

•	The business acquired generated Adjusted Revenue of $187.8 million and Adjusted EBITDA of $14.9 million in Comtech’s fiscal year 2025 ended July 31, 2025, and Adjusted Revenue of $195.2 million and Adjusted EBITDA of $16.8 million for the trailing twelve months ended January 31, 2026[2]

•	Significant increases in both revenue and cost synergies are expected from cross-selling, operational efficiencies, and scale benefits across the combined organizations

•	Creates a scaled organization with projected annual revenue exceeding $700 million and projected annual adjusted EBITDA of $80 million, strengthening competitiveness for larger, more complex defense and space opportunities worldwide, and more than double Gilat Defense revenues

•	Gilat Management to host a conference call today at 08:00 AM EST / 15:00 IST to discuss the acquisition

Petah Tikva, Israel, June 15, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) (“Gilat”), a worldwide leader in satellite networking technology, solutions, and services, today announced that it has entered into a definitive agreement to acquire the majority of the Satellite & Space Communications segment of Comtech Telecommunications Corporation (NASDAQ: CMTL) on a cash-free, debt-free basis for the purchase price of $157.5 million in cash, subject to adjustments for normalized working capital.

The transaction has been unanimously approved by the Boards of Directors of both Gilat and Comtech. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States (CFIUS), the U.S. Federal Trade Commission (FTC) and the Department of Justice (DOJ) under the Hart-Scott-Rodino Act (HSR), as well as other customary closing conditions. The transaction is expected to close by the end of 2026.

Comtech Satellite & Space Communications segment provides satellite ground infrastructure solutions for GEO, MEO, and LEO constellations, over-the-horizon Troposcatter BLOS communications systems, engineering and other services for satellites, launch vehicles, and other manned space applications. Comtech Satellite & Space Communications segment serves a diverse, global customer base including the U.S. Department of War, allied defense agencies, and commercial customers, including satellite operators and energy companies.

Executive Commentary

“This acquisition represents a transformative milestone in Gilat’s evolution into a larger, more diversified defense communications and space technology company,” said Adi Sfadia, CEO of Gilat.

“Over the past several years, we have strategically expanded our capabilities and presence in the defense market. The addition of Comtech’s Satellite & Space Communication segment significantly accelerates this strategy by increasing our scale, strengthening our U.S. presence, and expanding our ability to address larger and more complex defense and space programs. We are committed to continuing to invest in these technologies, supporting existing customers and building upon Comtech’s decades-long heritage serving mission-critical programs,” added Mr. Sfadia.

2 Data is based on Comtech’s publicly released financial statements and have been adjusted by Comtech to reflect the results associated with the business to be acquired. In addition, Gilat has made additional adjustments which mainly reflect its accounting policies and expense allocations.

“Additionally, this transaction enables our diversification into adjacent domains, including space-based infrastructure and Troposcatter BLOS communications, while expanding our access to a broader set of customers, including NASA, other space agencies, and additional defense and military organizations worldwide,” concluded Mr. Sfadia.

Ken Traub, Chairman, President and CEO, Comtech Telecommunications Corp., added, "We are pleased to have entered into this mutually beneficial transaction with Gilat. Gilat will be a natural home for Comtech's Satellite & Space business as they share a commitment to innovation and customer support for the future of the satellite and space communications market."

Conference Call Details

Gilat’s management will discuss the acquisition and will participate in a question-and-answer session:

In English:

Date: Start:	Monday, June 15, 2026 08:00 AM EST / 15:00 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:

US: International:	1-888-407-2553 +972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

In Hebrew:

Date: Start:	Monday, June 15, 2026 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_NCzweLGqRpWpF9asSq36Ag

Advisors

Naschitz, Brandes, Amir & Co. is serving as Gilat’s legal counsel.

Oppenheimer & Co. Inc. acted as financial advisor to Gilat in connection with the transaction.

Quilty Space acted as a business advisor to Gilat in connection with the transaction.

Norton Rose Fulbright acted as legal advisor to Comtech on the transaction.

TD Securities (USA) LLC acted as exclusive financial advisor to Comtech on the transaction.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC), and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, the ability of the parties to complete the proposed transaction in a timely manner or at all; the satisfaction of conditions to closing, including the receipt of required regulatory approvals on expected terms, in a timely manner or at all; the potential impact of the announcement or pendency of the proposed transaction on the ability of Gilat and Comtech’s Satellite & Space Communications business to retain and hire key personnel, maintain relationships with customers, suppliers and other business partners, and operate their respective businesses; risks that Gilat will not be able to achieve the post-closing projected revenue and projected Adjusted EBITDA; disruption to current plans and operations as a result of the proposed transaction or its announcement; risks that the acquired business will not be integrated successfully into Gilat’s operations; risks that Gilat may not realize the anticipated benefits, synergies or growth opportunities from the transaction; inclujding cost synergy opportunities from cross-selling, operational efficiencies, and scale benefits across the combined organizations; changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

PublicRelations@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com

Phone: +1 212 838 3777